Exhibit 21.1
Subsidiaries of Tri-Isthmus Group, Inc. (f/k/a Vsource, Inc.)

Name	Jurisdiction of Incorporation
Del Mar Acquisition, Inc.	Nevada
Del Mar GenPar, Inc.	Nevada
Point Loma Acquisition, Inc.	Nevada
Point Loma Acquisition, Inc.	Nevada
Surgical Center Acquisition Holdings, Inc.	Nevada
Surgical Center Management, Inc.	Nevada
Virtual Source, Inc.	Nevada
Vsource (USA) Inc.	Delaware
Vsource (California) Inc.	California
Vsource (CI) Ltd	Cayman Islands
Vsource (Asia) Ltd	Hong Kong
Vsource (Australia) Pty Ltd	Australia
Vsource (BVI) Ltd	British Virgin Islands
Vsource (Singapore) Pte Ltd	Singapore